SEC Mail Processing

MAR 07 2022

Washington, DC

22004287

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-13079

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Smith, Brown & Groover, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Holli C. Edwards	478-474-7004	holli@sbgwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AGL CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1870 Bufford Hwy, Ste. 100	Duluth	GA	30097
(Address)	(City)	(State)	(Zip Code)

05/19/2009	3488
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Smith, Brown, & Groover, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

ANGELENE A BROWN NOTARY PUBLIC STATE OF GEORGIA BIBB COUNTY EXPIRES APRIL 9, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SBG

SMITH, BROWN

AND GROOVER, INC.

WEALTH MANAGEMENT

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2021

CONTENTS

AGL CPA GROUP

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Smith, Brown & Groover, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2021, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Smith, Brown & Groover, Inc.'s management. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Brown & Groover, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Reconciliation with Company's Computations (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Smith, Brown & Groover, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

AGL CPA Group, LLC

We have served as Smith, Brown & Groover, Inc.'s auditor since 2016.

Duluth, Georgia

February 18, 2022

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS	
Cash	$ 1,683,342
Cash in segregated accounts	115,458
Cash - clearing service escrow deposit	52,466
Securities owned, at fair value	380,731
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $392,918	299,603
Finance right-of-use asset, less accumulated depreciation of $15,210	23,411
Prepaid expenses	45,170
Deferred tax asset	41,230
Commissions receivable	67,583
Note receivable from Stockholder	195,292
Employee advances	121,269
Fees receivable	305,000
Total assets	$ 3,330,555
LIABILITIES	
Payable to customers	$ 14,751
Accounts payable, accrued expenses and other liabilities	140,730
Payable to clearing broker	5,170
Income taxes payable	86,462
Finance lease liability	36,997
Contingent liability	270,000
Total liabilities	554,110
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, 500 shares authorized, 260 shares issued	26,000
Retained earnings	2,753,114
	2,779,114
Cost of 1 share of common stock held by the Company	(2,669)
Total stockholder's equity	2,776,445
Total liabilities and stockholder's equity	$ 3,330,555

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2021

REVENUES	
Revenue from sale of investment company shares	$ 2,354,977
Securities commissions	12,152
Investment advisory fees	1,663,659
Net trading income (loss)	39
Interest	3,541
Margin interest	2,440
Other revenue related to securities business	2,693
Gain on disposal of assets	1,000
Payroll Protection Program loan forgiven	231,000
Total revenues	4,271,501
EXPENSES	
Compensation and benefits	2,214,067
Occupancy and equipment costs	178,064
Exchange, clearance fees and expenses	144,139
Other	319,800
Regulatory fees and expenses	96,086
Communications	71,989
Losses in error account and loss contingency	1,783
Data processing costs	45,800
Total expenses	3,071,728
INCOME BEFORE INCOME TAX PROVISION	1,199,773
PROVISION FOR INCOME TAXES	
Deferred income tax benefit	(2,868)
Current income tax provision	249,662
	246,794
NET INCOME	$ 952,979

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2021	260	$ 26,000	$1,800,135	$ (2,669)	$ 1,823,466
Net income			952,979		952,979
Balances at December 31, 2021	260	$ 26,000	$2,753,114	$ (2,669)	$ 2,776,445

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 952,979
Adjustments to reconcile net income to net cash provided by operating activities:	
Payroll Protection Program loan forgiven	(231,000)
Depreciation	80,570
Gain on disposal of assets	(1,000)
(Increase) decrease in:	
Securities owned, net	7,364
Prepaid expenses and income taxes	(15,027)
Commissions receivable	(49,383)
Fees receivable	(88,000)
Deferred tax benefit	(2,868)
Employee advances	2,731
Increase (decrease) in:	
Payable to customers	4,199
Payable to clearing broker	(627)
Income taxes payable	59,452
Accounts payable and other liabilities	46,913
Net cash provided by operating activities	766,303
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment, vehicle and leasehold improvements	(61,851)
Lease incentive used to acquire right-of-use asset	13,000
Loan to shareholder, net	(122,828)
Net cash used by investing activities	(170,679)
CASH FLOWS FROM FINANCING ACTIVITIES	
Reduction of finance lease liability	(6,999)
Net cash used by financing activities	(6,999)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2021

NET INCREASE IN CASH	$ 588,625
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning	1,262,641
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, ending	$ 1,851,266
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 1,327
Income taxes paid	$ 190,173
Non-cash investing and financing activities - obtained a right-of-use asset in exchange for a lease liability	$ 29,038

The accompanying notes are an integral
part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area. The subsidiary, SBG Transportation, LLC, is wholly-owned by Smith, Brown & Groover, Inc. and was formed December 8, 2017, to provide travel services to Smith, Brown & Groover, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements include the accounts of Smith, Brown & Groover, Inc. and its wholly-owned subsidiary, SBG Transportation, LLC. The consolidated entities are referred to as the "Company" throughout these notes. All significant inter-company transactions have been eliminated.

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures*. As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

Net Trading Income (Loss)

Securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis. Fees for 12b-1 fees received from mutual funds are recorded in the period earned.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation and amortization expense for the year totaled $80,570.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to the clearing broker represents clearing and administrative fees due to the clearing broker in excess of commissions receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and cash segregated and held in escrow under SEC rules. Money market funds held in the investment account are treated as investments.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $49,964 for the year ended December 31, 2021.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment, the basis of marketable securities, and the deductibility of loss contingencies and capital losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected to not recognize right-of-use assets or lease liabilities for short term leases of all asset classes and recognizes short term leases on a straight-line basis over the lease term. The Company did not elect the practical expedient to use hindsight when determining lease term. The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2021, cash of $75,000 is segregated in a reserve account.

As of December 31, 2021, cash of $40,458 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's assets measured on a recurring basis as of December 31, 2021:

	Fair Value	Level 1
Money market funds	$ 380,731	380,731

Total marketable securities at cost were $380,731 during the year ended December 31, 2021. There were no Level 2 or 3 inputs as of December 31, 2021. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$ 124,670
Leasehold improvements	76,337
Airplane	283,000
Automobiles	208,514
	692,521
Less accumulated depreciation	(392,918)
	$ 299,603

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2021, the Company had net capital, as defined by Rule 15c3-1 of $1,737,855, which is $1,487,855 above its required net capital of $250,000. The Company's net capital ratio was .32 to 1.

7. LOANS

The Company has a $400,000 line of credit with Cadence Bank, with interest accrued on the outstanding balance at the prime rate. The line is renewable annually in August and is guaranteed by the stockholder. At December 31, 2021, there was no debt outstanding.

On April 17, 2020, the Company obtained a Small Business Administration loan of $231,000 through a commercial lender under the agency's Paycheck Protection Program. This program provides for loan forgiveness of principal and interest if the funds are spent for qualifying costs such as payroll and meets other criteria related to staff and wage retention. The Company spent the funds to qualify for full forgiveness and the loan was forgiven in 2021.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $47,282.

9. RELATED PARTY TRANSACTIONS

Lease

The Company leases office and storage space from the stockholder. Rent is $11,500 per month for a term of one year beginning January 1, 2021, and ending on December 31, 2021. The lease can be terminated by either party with a 30 day notice. Total rent paid under the lease was $138,000 for the year ended December 31, 2021.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The components of the provision for income taxes at December 31, 2021 is as follows:

Current expense:		
Federal	$	196,192
State		53,470
		249,662
Deferred expense (benefit):		
Federal		(2,414)
State		(454)
		(2,868)
Total income tax provision	$	246,794

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(58,336)
Deferred tax assets		99,566
Net deferred tax asset	$	41,230

10. INCOME TAXES (continued)

The deferred tax asset (liability) results from the timing differences in the recognition of revenues and expenses for income tax and financial reporting purposes. The primary sources of these differences are between the tax and book basis of depreciable property which generates a deferred tax liability and capital losses and a loss contingency not currently deductible. The Company has a capital loss carryforward generated in 2018 of $115,215 of which, $0 was used in 2021. The balance of $115,215 if unused, will expire in 2023. It is more likely than not that capital gains will be generated and the benefit from the losses will be realized. Therefore, no valuation allowance is necessary.

The Company's provision for 2021 income taxes differs from applying the statutory U. S. income tax rate to income before income taxes. The primary differences result from a provision for state income taxes, federal tax depreciation deduction that is less than book depreciation expense, and forgiven debt not includable in taxable income. Income tax expense computed from applying federal statutory rates to pretax income is $303,489.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11. LEASES

The Company has elected not to apply the recognition requirements of Topic 842 to short-term leases and has no operating leases with a term greater than 12 months.

The Company entered into five-year finance leases for new copiers in March of 2019 and April of 2021. The present value of $22,582 and $29,038, respectively, for the leases is recognized as finance right-of-use assets with a related finance lease liability in the consolidated statement of financial condition. A lease incentive of $13,000 was realized as a reduction to the 2021 right-of-use asset at inception. The asset is presented net of $15,210 accumulated depreciation and depreciation of $6,553 is included in depreciation expense for the year ended December 31, 2021.

11. LEASES (continued)

Future payments due under the finance lease as of December 31, 2021, are as follows:

2022	$	11,492
2023		11,492
2024		7,194
2025		6,335
2026		3,167
		39,680
Less effects of discounting		(2,683)
Lease liability recognized	$	36,997

As of December 31, 2021, the weighted average remaining lease term is 3.45 years and the weighted average discount rate is 3.88%. The discount rate used is the incremental borrowing rate since there was no access to the rate implicit in the lease.

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in three banks. Accounts at each institution are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). Balances on deposit in excess of FDIC insurance were $1,318,375 as of December 31, 2021. Cash held in brokerage accounts is fully protected by the Securities Investor Protection Corporation.

The Company derived 7% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 48% of its total revenue from the sale of annuities during the year ended December 31, 2021. The Company received 83% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. RISKS AND UNCERTAINTIES

The consequences of a substantial decline in the financial markets could have a significant impact on the securities owned by the Company and on the Company's performance.

As a result of the spread of the COVID-19 coronavirus, economic uncertainties continue and could negatively impact the Organization financially. The potential impact is unknown at this time.

14. CONTINGENT LIABILITY

The Company is a respondent to two cases brought to FINRA's Office of Dispute Resolution. Both have been postponed by FINRA due to COVID-19 and are not expected to be arbitrated until the middle of 2022. The Company intends to vigorously defend itself against the complaints. The Company determined, based on certain facts of each case and historic arbitrated cases within FINRA's Office of Dispute Resolution, that a contingent liability in the amount of $270,000 previously recognized should remain the same as of December 31, 2021. The estimate is based on historic trends and estimated outcomes of similar cases. The results of the arbitration could vary significantly from the estimated amount.

15. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 18, 2022, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2021, and our report thereon dated February 18, 2022, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

AGL CPA Group, LLC

Duluth, Georgia

February 18, 2022

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2021

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 580,818
Stockholder's compensation	498,226
Clerical salaries	922,299
Temporary labor	2,520
Insurance - employee benefits	94,431
Payroll taxes	66,446
Profit sharing plan expense	49,327
	2,214,067
OCCUPANCY AND EQUIPMENT COST	
Rent	139,000
Building insurance	2,525
Utilities	35,561
Equipment rental	978
	178,064
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	2,447
Clearing broker administrative fees	46,404
Clearance fees	95,288
	144,139
OTHER	
Automobile expense	10,841
Contributions	-
Dues and subscriptions	1,624
Depreciation	52,270
Interest	1,327
Repairs and maintenance	37,225
Office miscellaneous	23,785
Meals and entertainment	8,926
Conference and travel	60,812
Consulting	121,330
Dues, fees and assessments	1,660
	319,800

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2021

REGULATORY FEES AND EXPENSES		
Professional fees	$	27,600
Insurance - errors and ommissions		15,300
Insurance and bond - required		4,388
Taxes, licenses, and fees		48,798
		96,086
COMMUNICATIONS		
Office supplies		11,029
Telephone		1,994
Postage		9,002
Advertising and marketing		49,964
		71,989
LOSSES IN ERROR ACCOUNT AND LOSS CONTINGENCY		
Errors and omissions		1,783
		1,783
DATA PROCESSING COSTS		
Computer software service and maintenance fees		45,800
	$	3,071,728

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	2,776,445
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		2,776,445
Add:		
Other (deductions) or allowable credits		-
Total capital		2,776,445
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		323,014
Employee loans, uncollateralized		316,561
Prepaid expenses		45,170
Deferred tax asset		41,230
Commissions and fees receivable		305,000
Total deductions and/or charges		1,030,975
Net capital before haircuts on securities positions		1,745,470
Haircuts on securities:		
Trading and investment securities		
Other securities		7,615
Total haircuts on securities		7,615
Net capital	$	1,737,855

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	36,941
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	1,487,855
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	1,437,855
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		554,110
Total aggregate indebtedness	$	554,110
Percentage of aggregate indebtedness to net capital		32%

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	14,751
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	14,751
105% of total credits over total debits	$	15,489
Amount held on deposit in Reserve Bank Account	$	75,000
Required deposit	$	15,489

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2021

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 1,737,855
Increase in nonallowable assets from closing adjustments	-
Net increase (decrease) in income and equity from closing adjustments	-
	-
Net capital per audited Schedule I	$ 1,737,855

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

AGL CPA GROUP

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Smith, Brown & Groover, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Smith, Brown & Groover, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Duluth, Georgia

February 18, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13079 FINRA DEC
SMITH BROWN & GROOVER INC
4001 VINEVILLE AVE
MACON GA 31210-5039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOLLI C. EDWARDS 478-474-7004

2. A. General Assessment (item 2e from page 2) $2,304

B. Less payment made with SIPC-6 filed (exclude interest) (1,404)

07/20/2021
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 900

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $900

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $1,246

H. Overpayment carried forward $(346)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMITH, BROWN & GROOVER INC.
(Name of Corporation, Partnership or other organization)

Holli C Edwards
(Authorized Signature)

CFO
(Title)

Dated the 2 day of FEBRUARY, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,271,501
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,358,493
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	95,289
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	39
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	49,964
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): FORGIVEN PPP LOAN (Deductions in excess of $100,000 require documentation)	231,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $976	
Enter the greater of line (i) or (ii)	976
Total deductions	2,735,761
2d. SIPC Net Operating Revenues	$1,535,740
2e. General Assessment @ .0015	$2,304

(to page 1, line 2.A.)

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (1) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2021; (2) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2021; (3) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and (4) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2021; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

AGL CPA Group, LLC

Duluth, Georgia
February 18, 2022

SBG
SMITH, BROWN
AND GROOVER, INC.
WEALTH MANAGEMENT

SMITH, BROWN AND GROOVER, INC.
4001 VINEVILLE AVENUE
MACON, GEORGIA 31210
TELEPHONE (478) 474-7004
FAX (478) 474-8114
1-800-474-7004

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2021;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2021;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2021; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Raymond H. Smith, Jr., affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President

12/31/2021